Gibson, Dunn & Crutcher LLP 811 Main Street Houston, TX 77002-6117 Tel 346.718.6600 www.gibsondunn.com

November 23, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Ruairi Regan

Re:    TLG Acquisition One Corp.

Preliminary Proxy Statement on Schedule 14A

Filed November 3, 2022

File No. 001-39948

Dear Mr. Regan:

On behalf of TLG Acquisition One Corp., a Delaware corporation (the “Company”), set forth below is the response of the Company to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated November 9, 2022 (the “Comment Letter”) regarding the Company’s Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) filed with the Commission on November 3, 2022.

Concurrently with this response letter, the Company is filing Amendment No. 1 to the Proxy Statement (the “Amendment”) via EDGAR. The Amendment includes revisions made in response to the comment of the Staff in the Comment Letter, as well as additional changes to update certain disclosure contained in the Proxy Statement.

To facilitate your review, we have reproduced the text of the Staff’s comment in boldfaced print below, followed by the Company’s response. We are also providing, on a supplemental basis, a copy of the Amendment that has been marked to show changes made to the originally filed Proxy Statement.

Preliminary Proxy Statement on Schedule 14A

General

1.

With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response:

We respectfully acknowledge the Staff’s comment and advise the Staff that the Company’s sponsor, TLG Acquisition Founder LLC, is not controlled by, and does not have substantial ties to, any non-U.S. person. However, the initial business combination (the “Business Combination”) contemplated by the Company would result in investments by non-U.S. persons in the Company. The Company has included an additional risk factor to address how this fact could impact the Company’s ability to complete the Business Combination on pages 3 and 4 of the Amendment.

Please direct any questions concerning this letter to the undersigned at (346) 718-6888 or gspedale@gibsondunn.com.

Very truly yours,

/s/ Gerald M. Spedale

Gerald M. Spedale

GIBSON, DUNN & CRUTCHER LLP

cc:	John Michael Lawrie, Chief Executive Officer

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